PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 28, 2011, 2010, and 2009
(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Pan American Lithium Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Pan American Lithium Corp. (the “Company”) which comprise the consolidated balance sheets as at February 28, 2011 and 2010, and the consolidated statements of operations and deficit, comprehensive loss and cash flows for the years ended February 28, 2011, 2010, and 2009, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2011 and 2010, and the results of its operations and its cash flows for the years then ended February 28, 2011, 2010, and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Pan American Lithium Corp. to continue as a going concern.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
June 28, 2011

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT FEBRUARY 28, 2011 AND 2010

	2011	2010

ASSETS
CURRENT
Cash	$165,165	$1,637,451
Amounts receivable and prepaid expenses	69,077	78,650
	234,242	1,716,101
MINERAL PROPERTIES (Note 4)	4,441,553	3,989,952
	$4,675,795	$5,706,053
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$396,746	$56,163

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	6,636,776	6,288,322
CONTRIBUTED SURPLUS (Note 5)	1,981,060	992,715
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 6)	(338,549)	-
DEFICIT	(4,000,238)	(1,631,147)
	4,279,049	5,649,890
	$4,675,795	$5,706,053

Going Concern (Note 1)
Commitments (Note 4 and 9)
Subsequent Events (Note 12)

APPROVED BY THE BOARD OF DIRECTORS:

“Ron Richman”

“Andrew Brodkey”

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED FEBRUARY 28, 2011, 2010 AND 2009

	2011	2010	2009

EXPENSES
Advertising and promotion	$34,672	$54,430	$-
Bank charges	3,975	1,032	-
Investor communications	599,172	216,085	-
Management fees (Note 7)	941,697	234,489	42,000
Office and miscellaneous	46,464	21,002	490
Professional fees	209,375	130,737	12,466
Rent (Note 7)	16,153	19,176	9,000
Stock-based compensation (Note 5(d))	558,858	242,698	-
Transfer agent and filing fees	35,392	26,442	-
Travel	55,834	23,917	-

LOSS BEFORE OTHER ITEMS	(2,501,592)	(970,008)	(63,956)

OTHER ITEMS:
Loss on foreign exchange	-	(24,669)	-
Write off of mineral property (Note 4)	-	(393,689)	-
Unrealized gain on derivative liability (Note 9(a),(c))	132,501	-	-
Interest income	-	-	152

LOSS BEFORE INCOME TAXES	(2,369,091)	(1,388,366)	(63,804)

FUTURE INCOME TAX RECOVERY	-	-	10,622

NET LOSS, FOR THE YEAR	(2,369,091)	(1,388,366)	(53,182)

DEFICIT, BEGINNING OF YEAR	(1,631,147)	(242,781)	(189,599)

DEFICIT, END OF YEAR	$(4,000,238)	$(1,631,147)	$(242,781)

BASIC AND DILUTED LOSS PER SHARE	$(0.068)	$(0.102)	$(0.011)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	34,861,292	13,618,688	5,050,753

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED FEBRUARY 28, 2011, 2010, AND 2009

	2011	2010	2009
NET LOSS FOR THE YEAR	$(2,369,091)	$(1,388,366)	$(53,182)
Unrealized loss on foreign exchange translation	(338,549)	-	-

COMPREHENSIVE LOSS FOR THE YEAR	$(2,707,640)	$(1,388,366)	$(53,182)

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 28, 2011, 2010 AND 2009

	2011	2010	2009
OPERATING ACTIVITIES
Net loss for the year	$(2,369,091)	$(1,388,366)	$(53,182)
Items not involving cash:
Future income tax recovery	-	-	(10,622)
Unrealized gain on derivative liability	(132,501)	-	-
Write off of mineral property	-	393,689	-
Stock-based compensation	558,858	242,698	-
	(1,942,734)	(751,979)	(63,804)
Changes in working capital items:
Amounts receivable and prepaid expenses	9,573	(73,571)	3,166
Accounts payable and accrued liabilities	408,615	(44,266)	29,799
Cash used in operating activities	(1,524,546)	(869,816)	(30,839)
FINANCING ACTIVITIES
Due to related parties	-	(11,500)	2,500
Deferred financing costs	-	-	(28,672)
Proceeds from issuance of shares	883,994	3,843,724	43,000
Share issuance costs	(97,578)	(420,938)	-
Cash provided by financing activities	786,416	3,411,286	16,828
INVESTING ACTIVITIES
Mineral property expenditures	(691,522)	(904,166)	(860)
Cash used in investing activities	(691,522)	(904,166)	(860)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(42,634)	-	-
CHANGE IN CASH	(1,472,286)	1,637,304	(14,871)
CASH, BEGINNING OF YEAR	1,637,451	147	15,018
CASH, END OF YEAR	$165,165	$1,637,451	$147

NON-CASH TRANSACTIONS SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-
Shares issued for mineral property	$-	$3,155,700	$-
Shares issued to agent	$-	$199,000	$-
Warrants issued to agent	$105,665	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

1.	NATURE OF BUSINESS AND GOING CONCERN

Pan American Lithium Corp. (formerly Etna Resources Inc.) (the “Company”) was incorporated on September 18, 2006 under the laws of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. At February 28, 2011, the Company had not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral property.

For the period from incorporation on September 18, 2006 to February 28, 2011, the Company incurred losses and has a deficit of $4,000,238. As at February 28, 2011, the Company has a working capital deficiency of $162,504. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

The Company’s plan for 2012 is to continue to acquire and explore mineral properties. The Company intends to fund these activities through equity financing arrangement (see Note 12(b)), which may be insufficient to fund its capital expenditure, working capital and other cash requirements for the year ending February 28, 2011. There is no assurance that the Company will obtain the necessary financing to complete its objectives.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) prepared on a consolidated basis and include the accounts of the Company and its 99% owned subsidiary SALICO (see Note 4) which owns mineral interests located in Chile. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States are contained in Note 13. All inter-company transaction and balances have been eliminated upon consolidation.

	b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes to the financial statements. Significant areas requiring the use of management estimates include the recoverability of mineral properties, asset retirement obligations, future income tax valuation allowances and assumptions used in valuing options and warrants. Actual results could differ from those estimates.

	c)	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

	d)	Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs will be amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether its mineral property contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write- downs and recoveries, and does not necessarily reflect present or future values. When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

	e)	Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of mineral property and deferred exploration costs may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

	f)	Asset retirement obligations

The Company follows the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is amortized over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at February 28, 2011, the Company has not incurred any asset retirement obligations related to the exploration and development of its mineral properties.

	g)	Government assistance

B.C. mining exploration tax credits for certain exploration expenditures incurred in B.C. are treated as a reduction of the exploration and development costs of the respective mineral property at the time receipt is determined to be reasonably assured.

	h)	Flow-through shares

The Company follows the recommendations of Emerging Issues Committee Abstract (“EIC”) - 146 for all flow-through share transactions. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

	h)	Flow-through shares - continued

If the Company has sufficient unused tax loss carry forwards or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have previously been recognized for these items, a portion of the unrecognized future income tax asset is recognized and recorded as income up to the amount of the future income tax liability that would otherwise be recognized.

	i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences which arise between the accounting basis and the tax basis of various assets and liabilities, and are measured using substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is provided for any future income tax assets if it is more likely than not that the asset will not be realized.

	j)	Stock-based compensation

The Company applies the fair value method for stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

	k)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method in calculating diluted loss per share. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants. Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

	l)	Financial instruments

The Company's financial instruments include cash and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature. The Company is not exposed to derivative financial instruments.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the CICA Handbook Section 3840, “Related Party Transactions”.

The Company classified its cash as held-for-trading and accounts payable as other financial liabilities.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

	m)	Comprehensive income

Comprehensive income reflects net income and other comprehensive income for the period. Other comprehensive income includes changes in unrealized foreign currency translation amounts arising from self-sustaining foreign operations, unrealized gains and losses on available-for-sale assets and changes in the fair value of derivatives designated as cash flow hedges to the extent they are effective.

	n)	Change in functional currency

Effective March 1, 2010, the Company changed, on a prospective basis, its functional currency from the Canadian dollar to the U.S. dollar. As a result of the acquisitions of the Company’s Chilean and Mexican mineral properties, a significant portion of the Company’s assets, liabilities, and expenses are denominated in US dollars. Prior to March 1, 2010, the Company’s operations were measured in Canadian dollars. The Canadian dollar has been retained as the Company’s reporting currency.

As a result of this change, the Company’s assets and liabilities were re-measured using the March 1, 2010 US dollar exchange rate of $1.0421.

Accumulated other comprehensive loss for 2011 includes a charge of $338,549 which reflects the effect of translating the Company’s consolidated financial statements into its reporting currency of Canadian dollars using the current rate method. The charge relates primarily to the translation of non-monetary mineral properties.

	o)	Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Chilean foreign subsidiary is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into US dollars, the Company’s functional currency. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

	p)	Share issue costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to expenses.

	q)	Comparative Figures

The comparative figures for 2010 have been reclassified to ensure comparability with those of the current year.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

3.	NEW ACCOUNTING PRONOUNCEMENTS

In January 2009, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The AcSB also issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”, which replace Section 1600, “Consolidated Financial Statements”. These new sections are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. These new standards replace the existing guidance on business combinations and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards will not be adjusted upon application of these new standards. The Non-Controlling Interests standard should be applied retrospectively except for certain items. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non- controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

In February 2008, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s adoption of IFRS on March 1, 2011 requires the restatement, for comparative purposes, of amounts reported by the Company for the year ended February 28, 2011, including the opening balance sheet as at March 1, 2010.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

4.	MINERAL PROPERTIES

	2011	2010

Salico Lithium Properties, Atacama Region III, Chile

Acquisition cost	$-	$3,578,552
Assay reports	11,668	-
Claims expense	71,575	-
Site maintenance	489,415	119,070
Technical report	24,769	29,505
Change in foreign exchange (Note 2n)	(272,762)	-
	324,665	3,727,127
Balance, beginning of the year	3,727,127	-
Balance, end of year	$4,051,792	$3,727,127

Cerro Prieto Lithium Property, Mexico

Acquisition cost	$-	$210,200
Site maintenance	150,089	52,625
Change in foreign exchange (Note 2n)	(23,153)	-
	126,936	262,825
Balance, beginning of the year	262,825	-
Balance, end of year	$389,761	$262,825

Total Mineral Properties	$4,441,553	$3,989,952

Chilean Lithium Properties

The Company entered into a Securities Exchange Agreement dated August 18, 2009 and amended September 18, 2009 (“Agreement”) with Sociedad Gareste Limitada (“Gareste”), a private limited liability company organized under the laws of Chile, which owned nine lithium salar concessions (the “Properties” ) located in Chile. Under the terms of the agreement, Gareste organized a new Chilean limited liability company, South American Lithium Company S.A. Cerrada (“SALICO”) and transferred the Properties to SALICO subject to a net smelter return royalty. The Company consummated an agreement to purchase 99% of the interests of SALICO from the owners thereof in consideration for the Company issuing 10,494,000 common shares to such interest holders at a fair value of $3,148,200. In connection with the Agreement the Company issued 613,333 finders shares with a fair value of $184,000. The fair value of the finders shares has been included in the acquisition costs. The Company has also paid US$50,000 to Gareste on signing to cover costs incurred in connection with the formation and organization of SALICO. In addition, the Company agreed to pay a monthly fee of US$25,000 to compensate Gareste for the general and administrative costs. The Company completed the acquisition on December 4, 2009.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

4.	MINERAL PROPERTIES - continued

In connection with the closing of the acquisition, SALICO granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, SALICO may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where SALICO obtained contractual rights to exploit lithium and light metals, SALICO granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. SALICO is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

Mexican Lithium Property

The Company entered into a Share Option Agreement (the “Option Agreement”) dated December 18, 2009 among the Company, Escondidas Internacional S.A. de C.V. (“Escondidas”) and the shareholders of Escondidas (the “Shareholders”) whereby, among other things, the Shareholders granted an Option to the Company to acquire 76% of the shares of Escondidas.

In consideration, the Company paid $200,000 to Escondidas upon execution of the agreement, and agreed to pay $25,000 per month until the earlier of closing or termination of the agreement. Upon closing the Company will pay an additional $50,000 to Escondidas. In addition, the agreement calls for cash payments to the Shareholders as follows; $125,000 on the closing date, $500,000 six months from the closing date, $500,000 twelve months from the closing date, and $750,000 eighteen months from the closing date. Upon closing, the agreement also calls for the issuance of 10,300,000 common shares and 7,500,000 warrants to the Shareholders. Each warrant will be exercisable for one common share up to two years from closing.

Subsequently, the Company entered into an amended agreements changing the terms of the Option Agreement originally dated December 18, 2009. Under the terms of the amended agreements:

i.	The closing date is changed from June 30, 2010 to October 31, 2011; and

ii.	The number of shares issued to the shareholders is reduced from 10,300,000 to 5,000,000; and

iii.	The number of warrants issued to the shareholders is reduced from 7,500,000 to 5,000,000; and

iv.	The date of the obligated payment of $500,000 is amended from 6 months from the closing date to 6 months from the commencement of commercial production; and

v.	The date of the obligated payment of $500,000 is amended from 12 months from the closing date to 12 months from the commencement of commercial production; and

vi.	The date of the obligated payment of $750,000 is amended from 18 months from the closing date to 18 months from the commencement of commercial production; and

vii.	The monthly obligated payment is reduced from $25,000 to $8,000.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

4.	MINERAL PROPERTIES - continued

Aspen Grove Property

Pursuant to an agreement dated May 28, 2007, the Company was granted an option to acquire a 100% interest, subject to a 2% Net Smelter Return (“NSR”), in the Aspen Grove Property situated in the Nicola Mining Division, B.C.

On June 10, 2010, the Company terminated the option agreement dated May 28, 2007. As the Company is focused on lithium and light metals, the Company decided to release its option and the acquisition and exploration costs of $393,689 were written off during the year ended February 28, 2010.

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

	a)	Authorized
100,000,000 common shares without par value.

	b)	Issued and outstanding

	Number of	Amount Net of	Contributed
	Shares	Share Issue Cost	Surplus

Balance, February 28, 2009	5,231,000	$368,088	$-

Issued pursuant to a public offering	5,500,000	581,818	-
Issued for mineral property	50,000	7,500	-
Issued for mineral property	10,494,000	3,148,200	-
Issued in a private placement	9,848,801	1,886,792	-
Issued for corporate financing fee	100,000	15,000	-
Issued as finder’s fee for private placement	613,333	184,000	-
Exercise of stock options	175,000	26,250	-
Exercise of agents warrants	252,228	37,835	-
Stock-based compensation
Warrants	-	-	782,856
Stock options	-	-	242,698
Transfer from contributed surplus on:
Stock options exercise	-	22,750	(22,750)
Agents warrants exercise	-	10,089	(10,089)

Balance, February 28, 2010	32,264,362	6,288,322	992,715

Exercise of stock options	225,000	33,750	-
Exercise of agents warrants	178,708	35,313	-
Issued in a private placement	5,432,873	241,021	362,192
Stock-based compensation
Warrants	-	-	105,665
Stock options	-	-	558,858
Transfer from contributed surplus on:
Stock options exercise	-	28,571	(28,571)
Agents warrants exercise	-	9,799	(9,799)

Balance, February 28, 2011	38,100,943	$6,636,776	$1,981,060

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS - continued

	b)	Issued and outstanding – continued

The details for the common share issuances during the year ended February 28, 2011 are as follows:

i)

The Company received proceeds of $33,750 for the exercise of 225,000 stock options at $0.15, $23,160 for the exercise of 154,402 stock purchase warrants at $0.15, and $12,153 for the exercise of 24,306 stock purchase warrants at $0.50.

ii)

On September 29, 2010 and October 4, 2010, pursuant to a private placement, the Company issued 5,432,873 shares in two tranches at $0.15 for total proceeds of $814,931 before share issue costs. Each unit is comprised of one share and one share purchase warrant. Each warrant is exercisable into one share at $0.25 per share for a period of two years from the date of issuance. The proceeds of $0.15 per share were allocated based on fair value as follows; $0.083 to stock and $0.067 to warrants. In connection with the private placement, the Company incurred share issue costs consisting of legal and regulatory expenses of $18,143, finder’s fees of $87,910, and $105,665 of non cash expense based on the Black-Scholes valuation of the finder’s warrants

The details for the common share issuances during the year ended February 28, 2010 are as follows:

		iii)	Pursuant to a public offering, the Company issued 5,500,000 shares at $0.15 for total proceeds of $825,000 before share issue costs.
		iv)	The Company issued 50,000 shares at $0.15 in conjunction with the acquisition of a mineral property in Canada. Note 4
		v)	The Company issued 175,000 shares at $0.15 for stock options exercised for total proceeds of $26,250.
		vi)	The Company issued 100,000 shares as a finder’s fee related to the public offering.
		vii)	The Company issued 252,228 shares at $0.15 for agents warrants exercised.
		viii)	The Company issued 10,494,000 shares at $0.30 in conjunction with the acquisition of mineral properties in Chile. Note 4
ix)

Pursuant to a private placement, the Company issued 9,848,801 shares at $0.30 for total proceeds of $2,954,640 before share issue costs. Each unit is comprised of one share and one-half share purchase warrant. Each warrant is exercisable into one share at $0.50 per share for a period of eighteen months from October 1, 2009.

		x)	The company issued 613,333 shares at $0.30 as finder’s fees in conjunction with the acquisition of the Chilean properties.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

5.	SHARE CAPITAL - continued

	c)	Escrow shares

Pursuant to an escrow agreement dated July 31, 2008, the Company had 3,990,000 common shares held in escrow at February 28, 2010. Under the escrow agreement, 10% of the shares have been released upon issuance of the Final Exchange Bulletin for the TSX's acceptance of the Offering, and 15% will be released every six months thereafter for a period of thirty-six months.

Date	Released	Remaining
15-Jun-09	399,000	3,591,000
15-Dec-09	598,500	2,992,500
15-Jun-10	598,500	2,394,000
15-Dec-10	598,500	1,795,500
15-Jun-11	598,500	1,197,000
15-Dec-11	598,500	598,500
15-Jun-12	598,500	-

As at February 28, 2011, 1,795,500 shares remain in escrow.

d)	Stock options

The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 10% of the outstanding common shares subsequent to the completion of the Company’s initial public offering. The directors, subject to the policies of the TSX Venture Exchange, impose terms upon which each option shall become vested.

A summary of the status of the stock option plan as of February 28, 2011 and 2010 and changes during the year then ended is presented below:

	2011		2010
	Options	Weighted	Options	Weighted
	Outstanding	Average Exercise	Outstanding	Average
		Price		Exercise Price

Opening balance	1,775,000	$0.34	-	-
Granted	1,900,000	$0.53	1,950,000	$0.32
Exercised	(225,000)	$0.15	(175,000)	$0.15
Forfeited	(800,000)	$0.39	-	-
Ending balance	2,650,000	$0.40	1,775,000	$0.34

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

5.	SHARE CAPITAL - continued

	d)	Stock options - continued

The Company had the following share purchase options outstanding and exercisable:

2011
Quantity		Exercise
Outstanding	Exercisable	Price	Expiry Date

300,000	300,000	$0.15	September 15, 2013
750,000	750,000	$0.50	January 15, 2015
351,200	197,625	$0.55	April 21, 2015
200,000	100,000	$0.55	April 9, 2020
98,800	49,400	$0.55	April 21, 2020
950,000	475,000	$0.15	May 26, 2020
2,650,000	1,872,025

2010
Quantity		Exercise
Outstanding	Exercisable	Price	Expiry Date

825,000	325,000	$0.15	September 15, 2013
950,000	375,000	$0.50	January 15, 2015
1,775,000	700,000

The weighted average contract life remaining on the above options is 6.28 years (2010 –4.28 years).

The Company uses the Black-Scholes Option Pricing Model (the “Model”) to calculate the fair value of stock options granted. The Model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used:

	2011	2010

Risk free interest rate	3.04%	2.35%
Expected dividend yield	-	-
Expected stock price volatility	144%	138%
Expected life of options	7.60 years	4.38 years

The weighted average fair value of the options granted during the period was $0.25 (2010 - $0.23) .

Total stock-based compensation for the year ended February 28, 2011 was $558,858 (2010 -$242,698) and was expensed to operations and included in contributed surplus for options granted to directors, officers, and consultants of the Company.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

5.	SHARE CAPITAL - continued e) Warrants

		Weighted Average
	Number of	Exercise
	Warrants	Price

Balance, February 28, 2009	-	$-
Agent’s warrants granted	440,000	$0.15
Agent’s warrants granted	782,836	$0.50
Warrants granted with private placement	4,924,399	$0.50
Less: exercised	(252,228)	$-

Balance, February 28, 2010	5,895,007	$0.49

Agent’s warrants granted	529,567	$0.25
Warrants granted with private placement	5,432,873	$0.25
Less: exercised	(178,708)	$0.20
Less: expired	-	$-

Balance, February 28, 2011	11,678,739	$0.37

During the year ended February 28, 2011, 24,306 warrants were exercised at a price of $0.50, 154,402 warrants were exercised at a price of $0.15, and an aggregate of 5,962,440 warrants were issued at a price of $0.25.

The fair values of the warrants have been estimated using the Black-Scholes option pricing model using the following assumptions:

	2011	2010

Risk free interest rate	1.38%	1.27%
Expected dividend yield	-	-
Expected stock price volatility	180%	69%
Expected life of options	2 years	1.46 years

Details of share purchase warrants outstanding as of February 28, 2011 and 2010 are:

Number of Warrants Outstanding
and Exercisable		Exercise Price
2011	2010	per Share	Expiry Date

33,370	187,772	$0.15	July 22, 2010
758,530	782,836	$0.50	May 4, 2011
4,924,399	4,924,399	$0.50	May 4, 2011
349,800	-	$0.25	September 29, 2012
3,532,397	-	$0.25	September 29, 2012
1,900,476	-	$0.25	October 4, 2012
179,767	-	$0.25	October 4, 2012
11,678,739	5,895,007

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

6.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	2011	2010
Balance - Beginning of year	$-	$-
Unrealized loss on foreign exchange translation	(338,549)	-
Balance - End of year	$(338,549)	$-

7.	RELATED PARTY TRANSACTIONS AND BALANCES

During the years ended February 28, 2011 and 2010, the following transactions were recorded at their exchange amounts being the amounts agreed upon by related parties:

a)	Management fees of $7,000 (February 28, 2010 - $48,000; February 28, 2009 - $42,000) were incurred to a company controlled by a former director and officer.

b)	Management fees of $140,044 (February 28, 2010 - $45,542; February 28, 2009 - $Nil) were incurred to an officer and director.

c)	Management fees of $21,188 (February 28, 2010 - $Nil; February 28, 2009 - $Nil) were incurred to two directors.

d)	Management fees of $48,032 (February 28, 2010 - $Nil; February 28, 2009 - $Nil) were incurred to an officer.

e)

Management fees of $30,756 and rent of $16,153 (February 28, 2010 - $10,605 and $nil respectively; February 28, 2009 - $Nil and $Nil respectively) were incurred to a company in which a director and officer is general manager.

f)	Management fees of $73,720 (February 28, 2010 - $19,037; February 28, 2009 - $Nil) were incurred to a company controlled by a director.

g)	Management fees of $53,484 (February 28, 2010 - $13,995; February 28, 2009 - $Nil) were incurred to an officer.

h)	Management fees of $9,173 (February 28, 2010- $nil; February 28, 2009 - $Nil) were incurred to a member of the Company’s technical advisory committee.

i)	Deferred exploration costs of $34,735 (February 28, 2010 - $Nil; February 28, 2009 - $Nil) were incurred to a company with one director and two officers in common.

j)	Rent of $nil (February 28, 2010 - $13,750; February 28, 2009 - $9,000) were incurred to a company controlled by a director.

k)	Accounting fees of $nil (February 28, 2010 - $12,125; February 28, 2009 - $350) were incurred to a firm a former director was a partner of.

As at February 28, 2011, accounts payable include $437 owing to an officer of the Company and accrued liabilities include $183,747 for unissued stock options to the President and CEO of the Company, (see Note 9(a)).

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

8.	INCOME TAXES

The following table reconciles the amount of income taxes recoverable on application of the combined statutory Canadian federal and provincial income tax rates.

	2011	2010	2009

Combined statutory tax rate	28.18%	29.76%	30.42%

Income tax recovery at
combined statutory rate	$(667,532)	$(413,143)	$(16,178)
Permanent differences	153,233	(47,752)	-
Reduction in tax rates	53,901	73,686	(1,829)
Valuation allowance	460,398	387,209	7,385

Future income tax recovery	$-	$-	$(10,622)

Significant components of the Company’s future income tax assets are shown below:

	2011	2010

Non-capital loss carry forwards	$687,217	$250,154
Eligible capital expenditures	180	190
Share issuance costs	101,495	109,306
Mineral properties	66,100	34,944
Future income tax asset	854,992	394,594
Less: Valuation allowance	(854,992)	(394,594)
Future income tax assets	$-	$-

As of February 28, 2011 the company had approximately $2,749,000 (February 28, 2010: $1,021,000) of non-capital loss carry forwards available to reduce the taxable income for future years. The non-capital losses expire as follows:

2027	$22,000
2028	72,000
2029	69,000
2030	858,000
2031	1,728,000
$2,749,000

The company also has certain allowances with respect to resource development and exploration costs of approximately $264,000, which, subject to certain restrictions, are available to be offset against future taxable income.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

9.	COMMITMENTS

a)

Pursuant to the incentive stock option plan, the Company has agreed to issue 1,500,000 stock options to the President and CEO. As of February 28, 2011, 975,000 of these options have not been issued. The Company has included $310,782 in accrued liabilities and management fees for these unissued stock options. As at February 28, 2011, the Company remeasured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $127,035 and reduced the corresponding accrued liability.

b)

During the year, the Company entered into an agreement with a consultant to provide the Company with geological, hydrological, mapping, geophysics, sampling, drilling, and laboratory consulting services for a period of six months beginning November 19, 2010. Subsequent to year end, the parties agreed to extend the term period to accommodate the exploration program. The value of these services is estimated at $514,045. Per the agreement, the Company will be able to pay the consultant with shares of the Company’s common stock. The number of shares issued will be determined by taking the amount of each approved invoice and dividing it by the closing price on the TSX-V on the day of invoice approval.

c)

On September 1, 2010, the Company entered into an agreement with a consultant to provide the Company with financial advisory services for a period of six months commencing on September 1, 2010 for a fee of $5,000 per month and 100,000 stock options if the consultant secures private placement funding of $500,000 or more. As of February 28, 2011 the consultant had earned the 100,000 stock options but they had not been delivered due to plan limitations. The Company has included $8,475 in accrued liabilities and share issuance costs for these unissued stock options. As at February 28, 2011, the Company remeasured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $5,466 and reduced the corresponding accrued liability.

d)

On November 1, 2010 the Company entered into an agreement with a consultant to provide international business development and financial advisory services in exchange for 500,000 options to purchase shares of the Company’s common stock. 250,000 options were to be delivered on signing and 250,000 on the first anniversary. Due to plan limitations, the options have not been delivered. As at February 28, 2011, the Company has included $30,474 in accrued liabilities for these unissued stock options.

e)

On February 14, 2011, the Company entered into a property purchase agreement with Sociedad Gareste Limitada (“Gareste”) to acquire 16 mineral claims covering an area of approximately 4,200 hectares in Chile in consideration for 2,000,000 common shares upon closing to Gareste. The closing date shall be no later than December 31, 2011. In connection with the purchase, a 2% net smelter return royalty (“NSR”) on the sale of production will be granted in favour of Gareste, capped at US$6 million. At any time prior to the commencement of commercial production, the Company shall have the right to repurchase one-half, or a 1% NSR, for the sum of US$2million.

f)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Maricunga project in consideration for cash payments totaling US$1.5 million and the issuance of 2 million common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

9.	COMMITMENTS - continued

g)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Llanta project in consideration for cash payments totaling US$600,000 and the issuance of 900,000 common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

10.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties. The Company does not have any externally imposed capital requirements to which it is subject.

As at February 28, 2011 the Company had capital resources consisting mainly of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares or dispose of assets or adjust the amount of cash.

The Company’s investment policy is to invest its cash in instruments with high credit quality and terms to maturity selected to match the expected timing of expenditures from continuing operations.

The Company expects its current capital resources, together with the proceeds from planned additional equity fundraising, will be sufficient to carry out its exploration plans and operations through its next operating period.

11.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	2011	2010
Held for trading (i)	$165,165	1,637,451
Other financial liabilities (ii)	$106,924	56,163

(i)	Cash
(ii)	Accounts payable

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

11.	FINANCIAL INSTRUMENTS - continued

Fair values

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 –	Inputs that are not based on observable market date.

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2011
Cash	$165,165	-	-	165,165
Total assets measured at fair value	$165,165	-	-	165,165

The Company believes that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Credit Risk

The Company is not exposed to significant credit risk. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (Note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above.

The Company monitors its ability to meet its short-term exploration and administrative expenditures by raising additional funds through share issuance when required. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company bears significant foreign exchange risk as the majority of the cash is held in US dollars. The Company has completed a sensitivity analysis to estimate the impact on comprehensive for the year which a change in foreign exchange rates would have had. A change of +/- 10% in US$ foreign exchange rate would have an impact of approximately +/- $1,200 on the Company’s comprehensive loss. This impact results from the Company’s US$ based balances of monetary assets and liabilities.

Interest Rate Risk

The Company is not exposed to significant interest rate risk.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

12.	SUBSEQUENT EVENTS

a)

On March 25, 2011, the Company entered into a fourth letter agreement changing the terms of the Share Option Agreement (see note 4) dated on December 18, 2009 with Escondidas. Under the terms of the amendment, the closing date is changed from April 30, 2011 to October 31, 2011, and the monthly fee reduced from $8,000 to $1,000.

b)

On June 16, 2011, the Company closed a private placement offering of $611,500 authorizing the sale of 4,076,667 units at a price of $0.15. Each unit is comprised of one common share and one stock purchase warrant exercisable at $0.25 until June 16, 2013. The Company paid a cash finder’s fee of $39,650 and issued 267,666 warrants (“Finder’s warrants”). Each Finder’s Warrants entitles the finder to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013.

c)

Subsequent to February 28, 2011 the Company entered into an agreement with a consultant to provide strategic planning, financial, and acquisition advisory services for the equivalent of $7,500 per month for an 18 month period beginning on April 15, 2011 and will be able to pay in shares of the Company’s common stock. The Company issued 57,143 shares to the consultant subsequent to year-end.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respect with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States.

The Company’s accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian GAAP and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s financial statements are summarized as follows:

Resource Properties

Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. US GAAP requires that mineral exploration costs relating to unproven mineral properties be expensed. Under US GAAP the acquisition costs of mineral properties are initially capitalized with an assessment for impairment under ASC 360 performed at each reporting period. For US GAAP cash flow statement purposes, mineral property exploration expenditures would be shown under operating activities rather than investing activities.

Once commercial production has commenced, mine mill, machinery, plant facilities and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight line method over their useful lives, not to exceed the life of the mine to which the assets relate. Under US GAAP, the Company expects to use the units of production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Flow- through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the Company renounces the related tax benefits. The different treatment of flow-through shares under Canadian and US GAAP did not result in any accounting differences as no premium was paid for the flow-through shares.

The impact of the above differences between Canadian and United States generally accepted accounting principle and the rules and regulations of the Securities and Exchange Commission on the statements of operations, the balance sheets and the statements of cash flows are summarized as follows:

Statements of Operations	2011	2010	2009
Net loss per Canadian GAAP	$(2,369,091)	$(1,388,366)	$(53,182)
Mineral properties written off	-	(3,578,552)	-
Mineral property expenditure	(747,516)	(524,439)	(860)
Net loss per US GAAP	$(3,116,607)	$(5,491,357)	$(54,042)
Basic and diluted loss per share per US GAAP	$(0.09)	$(0.40)	$(0.01)
Balance Sheets
Total assets per Canadian GAAP	$4,675,795	$5,706,053	$237,236
Decrease in mineral properties due to writing off and expensing of mineral property costs	(4,441,553)	(3,989,952)	(139,775)
Total assets per US GAAP	$234,242	$1,716,101	$97,461
Total liabilities per Canadian and US GAAP	$396,746	$56,163	$111,929
Stockholder’s equity per Canadian GAAP	$4,279,049	$5,649,890	$125,307
Cumulative mineral properties adjustment	(4,441,553)	(3,989,952)	(139,775)
Stockholder’s equity (deficiency) per US GAAP	$(162,504)	$1,659,938	$(14,468)

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Statements of Cash Flows
Operating Activities per Canadian GAAP	$(1,524,546)	$(869,816)	$(30,839)
Mineral property expenditures	(691,522)	(904,166)	(860)
Operating Activities per US GAAP	$(2,216,068)	$(1,773,982)	$(31,699)
Financing Activities per Canadian and US GAAP	$786,416	$3,411,286	$16,828
Investing Activities per Canadian GAAP	$(691,522)	$(904,166)	$(860)
Mineral property expenditures	691,522	904,166	860
Investing Activities per US GAAP	$-	$-	$-

Recently Adopted Accounting Standards

a)	Accounting for Transfer of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), and Amendment of the Accounting Transfers of Financial Assets” (formerly SFAS 166, Accounting for Transfers of Financial Assets”). This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures.

The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this ASU did not impact our financial results or disclosures as at February 28, 2011.

b)	Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting Enterprises Involved with Variable Interest Entities” (formerly SFAS 167, “Amendments to FASB Interpretation No 46 (R)”) which amends the consolidation guidance for variable interest entities. (“VIE”) The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, the changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Recently Adopted Accounting Standards – continued

b)	Consolidation of Variable Interest Entities - continued

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim annual reporting periods thereafter. The adoption of this ASU did not impact our financial results or disclosures as at February 28, 2011.

c)	Fair Value Measurement and Disclosures

In January 2010, the FASB issued ASU 2010-16, “Fair Value Measurements and Disclosures (Topic 810) “Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement.

The new disclosure and clarifications are effective for interim and annual periods beginning after December 31, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this ASU did not impact our financial results or disclosures as at February 28, 2011.

Recently issued accounting standards

We will transition to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) on January 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP. Accordingly, we have not assessed the impact of adopting recent US accounting pronouncements with an application date of January 1, 2011 or beyond on our financial statements and disclosures.